

January 3, 2012

Via E-mail
Kyle Wirth, Esq.
BlackRock Asset Management International, Inc.
400 Howard Street
San Francisco, CA 94105

> **Re: iShares Dow Jones-UBS Roll Select Commodity Index Trust**
> **Registration Statement on Form S-1**
> **Filed December 7, 2011**
> **File No. 333-178376**

Dear Mr. Wirth:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please complete all blank sections of the registration statement with your next amendment in order to provide us with sufficient time to review these sections. We may have additional comments on your disclosure once you have completed blank sections.

2.   We note that your shareholders will receive a Schedule K-1, which reports their allocable portion of tax items. Please explain this on the cover page of the prospectus. Please also include risk factor disclosure in the summary of the prospectus and in the risk factor section on issues investors may face because of this tax treatment. In particular we note that Schedules K-1 are usually complex and involve the engagement by individuals of sophisticated tax experts.

Prospectus Cover Page

3.   Please include the initial price per share that will be paid by the initial Authorized Participant and the price per share that will be paid by Authorized Participants that purchase creation baskets in the future.

Prospectus Summary, page 1

4.   Please explain in greater detail the relationship between the Dow Jones-UBS Roll Select Commodity Index and the Dow Jones-UBS Roll Select Commodity Index Total Return, including how the Dow Jones-UBS Roll Select Commodity Index Total Return reflects the returns of an investment in the Dow Jones-UBS Roll Select Commodity Index.

5.   Please explain in greater detail the difference between CERFs and standard futures contracts, including any differences in risk between these products. For example, explain how the requirement to be a 100% margin participant and the longer expirations affect the level of volatility and risk investors may experience.

6.   Please discuss in greater detail any trading strategy you intend to employ in trading CERFs prior to their expiration date.

7.   We note that you intend to offer baskets to Authorized Participants for CERFs and cash. Please clarify how the value of the CERFs received as consideration for the baskets will be determined.

8.   We note your disclosure that you intend to continuously offer units of beneficial interest to the public but may suspend issuances of Shares at any time. Please revise your disclosure to describe the circumstances under which you may suspend issuances.

9.   We note your disclosure that the Trust currently holds long positions in CERFs. Elsewhere in the prospectus you state that you will invest in CERFs. Please explain if you have already made such investments.

10.   You state that in the future, in order to achieve your investment objective, you may invest in Index Futures. Please expand your disclosure to explain why you may need to invest in Index Futures.

11.   You also state that differences between the performance of the Index Futures and the Index may be based on the leveraged nature of the Index Futures. Please expand your disclosure to explain how the Index Futures are leveraged and the additional risks this may pose to investors. Please provide specific examples if possible. We may have further comments.

12.   We note your disclosure that an investment in you may be relatively cost-efficient because expenses are shared proportionately among all shareholders and may be beneficial to investors not otherwise in a position to participate directly in the market for physical commodities or futures on physical commodities. Retail investors are generally not in a position to participate directly in the market for physical commodities or futures on physical commodities and may rely on commodity ETFs to gain commodities exposure. Please tell us your basis for this claim and how your cost-efficiency compares to other futures-based commodity ETFs.

Breakeven Analysis, page 13

13.   To the extent that you anticipate rebalancing costs and such costs are not reflected in the Breakeven Table, please revise the narrative or provide footnote disclosure, as appropriate, to reflect these costs.

14.   You refer to expenses that will be paid by the Sponsor in this section. Please revise your disclosure to disclose if the Sponsor is contractually required to make such payments.

The Index, the DJ-UBS CI and the DJ-USE Roll Select CI, page 40

15.   Where you discuss formulas, for example on page 44, please provide examples of how such formulas operate.

Description of the Shares and the Trust Agreement, page 56

16.   Please discuss under what circumstances the Sponsor may elect to accept Short-Term Securities in lieu of CERFs or cash. Please clarify how the value of the Short-Term Securities received as consideration for the baskets will be determined.

Principals and Key Personnel of the Sponsor, page 65

17.   Please include all disclosure required by Item 401 of Regulation S-K for the principals of the Sponsor, including age and a discussion as the specific experience, qualifications, skills, or attributes that led the conclusion such person should serve on the Sponsor's board of directors. Similar disclosure should be provided for the principals of the Advisor, beginning on page 69.

Plan of Distribution, page 90

18.   We note your disclosure that Authorized Participants may be deemed to be statutory underwriters. Please add disclose that the initial Authorized Participant will be deemed to be a statutory underwriter.

19.   Please identify all Authorized Participants known to you at this time.

Part II

Item 16. Exhibits and Financial Statements Schedules

20.   Please file your remaining exhibits as soon as possible in order to allow us sufficient time to review those documents. If you are not prepared to file your legal and tax opinions with your next amendment, please provide draft opinions for us to review.

Item 17. Undertakings

21.   Please include the undertakings required by Item 512(i) of Regulation S-K or tell us why you believe you are not required to include this undertaking.

Signatures

22.   Please provide the signature of your controller or principal accounting officer, or tell us why you believe it is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Richard F. Kadlick, Esq. (via E-mail)
        Skadden, Arps, Slate, Meagher & Flom LLP